Exhibit 99.1



                               H.I.G. Capital, LLC
                             1001 Brickell Bay Drive
                                   27th Floor
                              Miami, Florida 31137


                                            July 9, 1999

Jack M. Benun
Mark J. Benun
Isaac Levy
c/o Happy Kids Inc.
100 West 33rd Street
Suite 1100
New York, NY 10001

Gentlemen:

      We are interested in discussing with you our proposal to recapitalize (the "Transaction") Happy Kids Inc. (the "Company").

1. THE TRANSACTION. The terms of our proposed transaction are set forth in the attached Summary of Terms.


2. PAYMENT EVENT FEE. In consideration of the time and effort expended in connection with pursuing the Transaction, Jack M. Benun, Mark J. Benun and Isaac Levy (the "Majority Shareholders") agree to make the payments provided in this letter agreement. As long as HIG (the "Investor") shall not have materially breached any of its obligations under the Letter Agreement, the Majority Shareholders jointly and severally agree to pay to the Investor a fee of $1,500,000 within ten days of a Payment Event. A "Payment Event" shall mean (x) the denial of the Investor's request for an opportunity to present a proposal to the Board of Directors of the Company (the "Board") relating to the Transaction or (y) the failure of the Board to recommend and approve (and continuously recommend and approve) the Investor's proposal (assuming such proposal is consistent with the Summary of Terms attached hereto) relating to the Transaction within sixty days of such proposal. In addition to the above, the Majority Shareholders jointly and severally agree to pay to the Investor an Alternate Transaction Fee at the closing of an Alternate Transaction. An "Alternate Transaction" shall mean a transaction that closes within twelve months of the date of this letter wherein any of the Majority Shareholders sell shares in the Company to a party other than the Investor or an affiliate of the Investor. The "Alternative Transaction Fee" shall mean the product of (i) 90%, multiplied by (ii) the total number of shares Sold by the Majority Shareholders in an Alternate Transaction, multiplied by (iii) the difference between the price per share to be received plus any other consideration to be received in any form (including without limitation earn-out payments, bonus payments, excess compensation payments, etc.) by the Majority Shareholders in an Alternate Transaction and the price per share to be received by the Majority Shareholders in this proposed Transaction.


3. EXPENSES. Prior to the execution of a definitive merger agreement, the Majority Shareholders and the Investor shall bear their own costs and expenses incurred in connection


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Happy Kids, Inc.
July 9, 1999
Page 2


with the transactions described in this letter except to the extent set forth in the following sentence. In consideration of the time and effort expended in connection with pursuing the transactions described in this letter, the Majority Shareholders agree that in the event a proposal is made by the Investor to the Board of Directors of the Company consistent with the terms of the attached Summary of Terms, and the Board of Directors does not accept such proposal and does not enter into a definitive agreement, the Majority Shareholders will pay the Investor the amount of the Investor's reasonable direct, out-of-pocket expenses incurred in connection with this Transaction.


4. EXCLUSIVITY. In consideration of the time and resources that we will devote to the transactions contemplated hereby, the Majority Shareholders agree that, until the earlier of (a) 90 days after we receive a copy of this letter agreement executed by the Majority Shareholders, or (b) the date on which we notify you in writing that we are no longer interested in pursuing a transaction (the earlier such date being the "Termination Date"), the Majority Shareholders will not, and will cause their affiliates, representatives and agents not to, directly or indirectly, solicit, initiate, enter into or participate in discussions or transactions with, or encourage or provide any information to, any corporation, partnership or other entity or group (other than us and our designees) concerning any sale of stock by the stockholders of, or any merger, recapitalization, spin-off or sale of securities or substantial assets of, or any similar transaction or alternative to the Transaction involving, the Company or any of its subsidiaries (an "Acquisition Proposal"). Each of you represent that neither you nor any of your affiliates are a party to, or bound by any agreement with respect to, any such transaction other than as contemplated by this letter.


5. The Majority Shareholders shall immediately notify the Investor upon receipt of any Acquisition Proposal, or any modification of, or amendment to, any Acquisition Proposal, or any request for public or non-public information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that has made, or informs the Board of Directors of the Company or such subsidiary that it is considering making, an Acquisition Proposal. Such notice to the Investor shall be made both orally and in writing, and shall indicate whether the Company is providing, or intends to provide, such person or entity with access to information concerning the Company.


6. PUBLIC DISCLOSURE. The parties agree that no public disclosure of this letter agreement will be made by any party hereto prior to the execution of a definitive Merger Agreement, unless otherwise mutually agreed to by the parties in writing, except for any public disclosure which a party in good faith believes is required by law or regulation (in which case such party shall give prior notice to the other parties of such belief and all parties hereto will jointly prepare such disclosure).


7. NATURE OF THIS LETTER AGREEMENT. This letter agreement is a statement of proposed points and understandings justifying the expenditure of time, effort and expense in an attempt to negotiate and execute a Merger Agreement but will not constitute a binding obligation on the



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Happy Kids, Inc.
July 9, 1999
Page 3


part of any party, except that Sections 2, 3, 4 and 5 hereof will be binding from the date of your execution hereof and shall constitute the sole agreement of the parties. The transactions referred to in this letter agreement are subject in their entirety to the negotiation, execution and delivery by the parties (or their affiliates) and the Company to each other of a mutually satisfactory definitive agreement and related documentation, which will set forth all the terms and conditions contemplated between the parties thereto. The parties acknowledge that this letter agreement supercedes the letter agreements between the parties dated May 12, 1999 and June 30, 1999, and upon your execution of this letter agreement the May 12, 1999 and June 30, 1999 letter agreements shall have no force and effect.


8. Except for the Majority Shareholders' agreements and Obligations set forth in Sections 2 and 3 above, all of the Majority Shareholders' agreements and obligations under this letter agreement shall terminate and be of no further force and effect after the Termination Date, but such termination shall not relieve any party for liability for a breach of those portions of this letter which are legally binding.

                                    * * * * *



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Happy Kids, Inc.
July 9, 1999
Page 4


        If the foregoing is in accordance with your understanding, please sign this letter in the space indicated below and return it to us, whereupon certain provisions of this letter will become a binding agreement between the Majority Shareholders and the Investor, and also send an original executed counterpart of this letter agreement to us by overnight courier.

                                            Very truly yours,

                                            H.I.G. CAPITAL, LLC

                                            By:    /s/ John R. Black
                                               ---------------------
                                            Name:  John R. Black
                                            Title: Vice President



The foregoing is hereby agreed to
and accepted as of July 9, 1999:

THE MAJORITY SHAREHOLDERS:


               /s/ Jack M. Benun
               -------------------
               Jack M. Benun


               /s/ Mark J. Benun
               -------------------
               Mark J. Benun


               /s/ Isaac Levy
               -------------------
               Isaac Levy


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Happy Kids, Inc.
July 8, 1999
Page 5


                                SUMMARY OF TERMS


PAYMENT TO THE PUBLIC.                  The  Investor   currently   contemplates
                                        entering into a Merger Agreement which would provide, upon consummation of the Transaction, for a cash payment to the public shareholders and option holders
                                        (other than the Majority Shareholders) of the Company of $11.50 per share upon consummation of the Transaction. These figures assume that the Company has 2,739,026 shares of Common Stock issued to the public and issuable upon exercise of outstanding options issued to the public.


PAYMENT TO MAJORITY SHAREHOLDERS.       With respect to the Common Stock held by
                                        the Majority  Shareholders  the Majority
                                        Shareholders would receive  collectively
                                        a total of $49.25  million  in cash (the
                                        "Majority Shareholder Cash Portion") and
                                        would  retain   common  stock  equal  to
                                        approximately   23.61%  of  the   common
                                        equity   of  the   Company   after   the
                                        Transaction     is    completed     (the
                                        "Closing").

EMPLOYMENT AGREEMENTS.                  At    the    Closing,    the    Majority
                                        Shareholders would enter into three year
                                        employment  contracts  with the Company,
                                        which would include  customary terms and
                                        conditions, including noncompetition and
                                        nonsolicitation      provisions.     The
                                        contracts  would also  provide  for cash
                                        bonus    payments   to   the    Majority
                                        Shareholders,  tied to certain financial
                                        performance targets, of up to $5 million
                                        in aggregate per year for two years.  In
                                        the    third    year,    the    Majority
                                        Shareholders bonuses would be paid by issuance of Company stock options for up to 4% of the issued and outstanding common equity. The exercise price of such options shall be the fair market value of the Company's common stock immediately after the Closing.

INDEBTEDNESS.                           At  the  Closing,   the  Company   would
                                        refinance    all   of    its    existing
                                        indebtedness, and will repay by wire transfer of funds at such time the approximately


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Happy Kids, Inc.
July 8, 1999
Page 6


                                        $5.57 million owed collectively to the Majority Shareholders.

LICENSE FEES.                           It would be a condition  to Closing that
                                        payments to licensors in connection with obtaining such licensors' consent to a change in control of the Company not exceed, in the aggregate, $1 million.

BDO SEIDMAN  FEES.                      The Company would bear its own expenses,
                                        including   any  payments  made  to  BDO
                                        Seidman  LLP;  provided,  however,  that
                                        such payments to BDO Seidman, LLP, shall
                                        not   exceed   1%   of   the   aggregate
                                        transaction price.

FINANCING WARRANTS.                     In the event that the  providers of debt
                                        financing  are issued  warrants or other
                                        equity   securities,   these  securities
                                        would  not  dilute  the  23.61%  of  the
                                        Company's  common  equity  owned  by the
                                        Majority   Shareholders   following  the
                                        Closing.

MANAGEMENT PARTICIPATION.               The  Company  would  adopt  a new  stock
                                        option plan to enable  management (other
                                        than  the  Majority   Shareholders)   to
                                        acquire up to 5% of the common stock of the Company.

INDEMNIFICATION.                        After the  Closing,  the  Company  would
                                        continue to  indemnify  its officers and
                                        directors  on the  same  terms  as it is
                                        required to do so prior to the  Closing.
                                        In the event that an officer or director
                                        of the  Company  is sued  in  connection
                                        with this Transaction in his capacity as
                                        a   shareholder,  the   Company    would
                                        continue to indemnify such officer or director after the Closing.